Contact

www.linkedin.com/in/greg-beriault-b8251b19 (LinkedIn)

Top Skills

Internal Controls
Auditing
Security Operations

Greg Beriault

Board Member at DRONEDEK Corp.
Carmel

Experience

DRONEDEK Corp.

2 years 2 months

Vice President Government Affairs
July 2021 - Present (1 year 1 month)

Board Member
June 2020 - Present (2 years 2 months)
Indiana, United States

DRONEDEK is the mailbox of the future and will revolutionize package delivery.

Floor Coverings International of Carmel

Former Owner and Chairman
April 2016 - July 2021 (5 years 4 months)
Carmel, IN

Our white glove service and extensive product offerings represent a discernable difference from any other floor coverings company. With our mobile showroom, we bring the samples to you so you can view them in the environment in which they will be installed. We offer carpeting, hardwood, natural stone, laminates, luxury vinyl, tile, eco-friendly options, and area rugs. We specialize in residential, personalized flooring; selection, design and installation.

Flooring is made easy and stress-free with Floor Coverings International of Carmel. We understand that your home is special, and deserves attention to detail. We carefully treat each design as a custom project, and work with you to meet your budget and deadlines to install the floors of your dream home.

CNO Financial Group

6 years 2 months

Manager, Internal Audit
June 2014 - March 2016 (1 year 10 months)

Senior Fraud Investigator

February 2010 - June 2014 (4 years 5 months)

National Football League
NFL Consultant - Security
August 2010 - February 2013 (2 years 7 months)

United States Postal Inspection Service
Assistant Inspector In Charge
May 1982 - May 2009 (27 years 1 month)

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Education

Indiana University - Kelley School of Business
Bachelor of Science (BS), Accounting · (1977 - 1982)